SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 193rd Board of Directors’ Meeting” dated on June 14, 2011.

(São Paulo – Brazil; June 17, 2011) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: VIV; BOVESPA: TLPP) hereby informs the Minutes of the 193rd Board of Directors’ Meeting held on June 14, 2011:

1. DATE, TIME AND PLACE: On June 14, 2011, at 12:30 p.m., at the Company’s headquarters located at Rua Martiniano de Carvalho, 851, in the city and state of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board; Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

3. ATTENDANCE: These minutes were signed by the attending Board Members, representing a quorum pursuant to the Bylaws. The Board member Miguel Angel Gutiérrez Méndez attended the meeting via conference call from New York - USA; The Board members José María Álvarez-Pallete López, Fernando Abril-Martorell Hernandez, Guillermo José Fernández Vidal, José Fernando de Almansa Moreno-Barreda, José Manuel Fernandez Norniella, Juan Carlos Ros Brugueras, Luis Javier Bastida Ibarguen, Narcis Serra Serra attended via conference call from Madrid – Spain and Iñaki Urdangarin attended via conference call from Washington, USA. The Board member Francisco Javier de Paz delegated his vote to the Chairman of the Board, Antonio Carlos Valente da Silva.

4. AGENDA AND RESOLUTIONS: After the Committee of Appointments, Maturities and Corporate Governance spoke on May 10, 2011, the Board of Directors made the following resolutions:

4.1. Election of the Company’s Executive Board for complementation of ongoing tenure: The Board decided to elect to compose the Board of the Company, according to the new composition approved at the Extraordinary General’s Meeting held on June 10, 2011, to complement the current tenure that will end on the date of the first meeting of the Board of Directors to be held after the Ordinary General Shareholders´ Meeting of the year 2013, the following directors, as appointed and approved at the meeting of the Board of Directors of May 10, 2011:

(a) Chief Executive Officer: Antonio Carlos Valente da Silva, Brazilian, married, Electrical engineer, bearer of the ID CREA RJ #31.547-D, enrolled with Taxpayer’s ID #371.560.557-04, resident and domiciled in the capital of state of São Paulo, with commercial address at Rua Martiniano de Carvalho 851, São Paulo – SP; (b) Chief Financial and Investor Relations Officer: Gilmar Roberto Pereira Camurra, Brazilian, married, Business Administrator, bearer of the ID #7.990.926-7 SSP/SP, enrolled with Taxpayer’s ID #810.374.908-78, resident and domiciled in the capital of state of São Paulo, with commercial address at Rua Martiniano de Carvalho 851, São Paulo – SP; (c) Controller: Cristiane Barretto Sales, Brazilian, married, Business Administrator, bearer of the ID #02714796-71 SSP/BA, and enrolled with Taxpayer’s ID #405.908.015-20, resident and domiciled in the capital of state of São Paulo, with commercial address at Av. Roque Petroni Junior, 1464, 6th floor, side A, Morumbi, São Paulo – SP; and (d) General Secretary and Legal Officer: Breno Rodrigo Pacheco de Oliveira Brazilian, married, Lawyer, bearer of the professional ID OAB/RS #45.479 and regularly enrolled with Taxpayer’s ID #711.936.930-04 resident and domiciled in the capital of state of Rio de Janeiro, with commercial address at Av. Ayrton Senna, 2200, 2nd floor, Barra da Tijuca, RJ.

The Board member Antonio Carlos Valente da Silva abstained from voting on his election for the post of Company’s Chief Executive Officer.

The elected declared not to be involved in any crimes and / or legal impediments that impeded them from performing the activities arising from their positions for which they were elected.

4.2. Appointment of Board member for the new post of General and Executive Officer: The Board ratified the appointment for the new post of General and Executive Officer, of Mr. Luis Miguel Gilperez Lopez, Spanish, married, industrial engineering, enrolled in the National Registry of Foreigners #V735346-V and Taxpayer’s ID #059.577.907-70 and bearer of the Spanish Passport # AAC542521valid until May 3, 2012, resident and domiciled in São Paulo – Brazil, with commercial address at Av. Roque Petroni Junior, 1464, 6th floor, side B, Morumbi, São Paulo – SP. It has been decided, yet: (i) the tenure of the appointed member will be conditioned to the approval of the request for holding cumulative positions by the Department of Registration of the Federal Police, with the approval of the Commission of Immigration of the Ministry of Labor and Employment, (ii) as soon as the appointed member met the legal requirements mentioned in item (i), the same shall be deemed elected to the position of General and Executive Officer, for all purposes, taking possession immediately in the referred position, (iii) Mr. Antonio Carlos Valente da Silva, Chief Executive Officer of the Company, will be responsible, interim and cumulatively by the Board of General and Executive, until the effective tenure of Mr. Luis Miguel Gilperez Lopez; (iv) the tenure of the appointed member will begin in the date of his investiture in the post and will extend until the date of the first meeting of the Board of Directors to be held after the Ordinary General Shareholders´ Meeting of the year 2013. The appointed declared not to be involved in any crimes and / or legal impediments that impeded him from performing the activities arising from his position.

It was recorded that the Board member Luis Miguel Gilperez Lopez abstained from voting in his own appointment to the new position of General and Executive Officer.

4.3 Nomination of the Secretary of the Board of Directors: The Board decided, under article 10 of Bylaws of Board of Directors to appoint Breno Rodrigo Pacheco de Oliveira, above qualified, current General Secretary and Legal Officer of the Company, to exercise the post of Secretary of the Board of Directors, replacing Mr. Gustavo Fleichman, from the date of this meeting. On occasion the Board members expressed votes of thanks to Mr. Gustavo Fleichman for services rendered in the referred post.

There being no further business to discuss, this meeting was adjourned for the drawing up of these minutes by the Secretary of the meeting, which was approved and signed by all attending Board members, being registered at the corporate books. São Paulo, June 14, 2011. Antonio Carlos Valente da Silva, Chairman of the Board; José Maria Alvarez-Pallete López, Vice-Chairman of the Board; Fernando Abril-Martorell Hernandez; Fernando Xavier Ferreira; Francisco Javier de Paz, represented by Antonio Carlos Valente da Silva through statements of vote; Guillermo José Fernández Vidal; Iñaki Urdangarín; José Fernando de Almansa Moreno-Barreda; José Manuel Fernandez Norniella; Juan Carlos Ros Brugueras; Luis Javier Bastida Ibarguen; Luis Miguel Gilpérez López; Luiz Fernando Furlan; Miguel Angel Gutiérrez Mendez; Narcis Serra Serra; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

The present document is a true copy of the Minutes of the 193rd Board of Directors’ Meeting of Telecomunicações de São Paulo S.A. - Telesp held on June 14th, 2011, registered in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nr. 45.479

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	June 17, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director